Exhibit 99.5

Gaffney, Cline & Associates, Inc.

1300 Post Oak Blvd., Suite 1000
Houston, TX 77056
Telephone: +1 713 850 9955
www.gaffney-cline.com

VKB/gjh/C2012.04/gcah.124.12	April 18, 2012

Mr. Ramon Elias

Santa Maria Pacific Holdings, LLC

2811 Airport Drive

Santa Maria, CA 93455

Reserve Evaluation Report as of December 31, 2011;

Orcutt Field, Careaga Tract, Monterey Formation,

Santa Barbara County, California, USA

Dear Mr. Elias:

This reserve evaluation has been prepared by Gaffney, Cline & Associates (GCA) at the request of Santa Maria Pacific Holdings LLC (SMPH) of Santa Maria, California to conduct an independent estimate of the Careaga Tract Monterey Formation reserves as of December 31, 20111. The Careaga Tract has two producing horizons2, the Monterey and the shallower Diatomite that are owned respectively by SMPH’s wholly owned subsidiaries, Gitte-Ten, LLC, (GTL) and Orcutt Properties LLC (OPL). The corresponding operators of the respective formations are GTL and Santa Maria Pacific LLC (SMP) which is also a wholly owned subsidiary of SMPH. The present reserve estimates are compiled on the basis of SMPH’s stated working and net revenue interests (including reversions)

On the basis of technical and other information made available to us concerning this property unit, we hereby provide the reserve statement given in the table below:

Table 1: Statement of Remaining Hydrocarbon Volumes

Monterey Formation, Careaga Tract, Orcutt Field, California

as of December 31, 2011

	Gross (100%) Field		Reserves, Net of
	Volumes		Royalties
	Liquids	Gas	Net Oil	Gas
Reserves	(MMstb)	(BCF)	(MMstb)	(BCF)
Proved
Developed Producing	1.31	3.06	1.13	2.66
Developed Non-Producing	0.17	0.05	0.15	0.04
Undeveloped	0.71	0.36	0.63	0.31
Total Proved (1P)	2.18	3.46	1.91	3.02
Proved + Probable (2P)	2.75	3.75	2.41	3.27
Proved + Probable + Possible (3P)	3.04	3.89	2.66	3.40

[1]	The present evaluation is an update to a previous evaluation conducted by GCA as of March 23, 2011.
[2]	Both producing zones belong to the same formation, the Sisquoc formation, which is quite extensive in Western and Central California. The shallower zone is a diatomaceous rock and referred to as “Diatomite” and the deeper zone is a siliceous fractured shale referred to as “Monterey”.

VKB/gjh/C2012.04/gcah.124.12 Santa Maria Pacific Holdings, LLC

Hydrocarbon liquid volumes represent crude oil that was estimated to be recovered during field separation and are reported in millions of stock tank barrels (MMstb) at standard conditions3. Natural gas volumes represent expected gas sales, and are reported in billions (109) of cubic feet (Bcf) at standard conditions. Proved gas volumes are based on firm and existing gas contracts, and on the reasonable expectation that such gas sales contracts will be renewed on similar terms in the future. Royalties payable to the rightful royalty interest owners have been deducted from the net volumes.

The associated gas is currently used as fuel gas for steam generation in the concurrent Orcutt Diatomite development. Therefore the volumes of gas estimated to be produced from the Monterey Formation after December 2011 are included as reserves on the basis of their current and planned use either as fuel for steam generation for the diatomite development or for sales.

The Careaga Tract has about 75 wells and the tract production from the Monterey Formation is from 46 wells and is about 250 barrels of oil per day (bopd). GCA used decline curve analysis on a well basis to project developed production volumes.

The non-producing behind pipe and undeveloped production projections were partially based on estimates provided by SMPH on a well basis and were adjusted by GCA on the basis of analogous performance and in relation to the in-place estimates. A detailed technical discussion of analogous field performance was presented in the GCA (12/9/2009) report “Estimation of the Careaga Tract Monterey Formation Reserves; Orcutt Field, Santa Barbara County, California”. The technical merits and work process described in the above referenced report apply in principle to the present work with the exception of minor adjustments driven by the updated production volumes, tests and costs. The current evaluation was based on information provided by SMPH to GCA through December 31, 2011 and included such tests, procedures and adjustments as were considered necessary. All inquiries that arose during the course of the evaluation process were resolved to our satisfaction.

The commerciality and economic tests for the December 31, 2011 reserves volumes were based on SMPH’s future scenario of oil and gas which gives realized crude oil and gas sales prices as shown in the following table:

Table 2: Product Prices

Effective Date	Crude Oil US$/Bbl	Gas US$/MMBtu	Gas US$/Mcf
Average 2011	106.53	2.76	3.03
Thereafter	106.53	2.76	3.03
(heating value, 1100 Mcf/MBtu)

[3]	14.7 pounds force per square inch absolute and 60 degrees Fahrenheit.

VKB/gjh/C2012.04/gcah.124.12 Santa Maria Pacific Holdings, LLC

This price scenario reflects the averages for 2011 derived from prices in effect on the first day of each month and are net of transportation and quality adjustments. Royalties vary by well between 12.5% and 19.55%. SMPH has advised that production from new wells would have a 1/6th royalty (16.67%) unless they are permitted as re-drills from existing wellbores, in which case SMPH expects that the 1/8th (12.5%) royalty would be applied. GCA has used the 1/8th royalty for new development wells as SMPH has advised that they plan to drill all the development wells from existing idle wellbores.

Future capital costs were derived from development plans prepared by SMPH for the field. Recent historical operating expense data were utilized as the basis for operating cost projections. The operating cost model was adopted by GCA and it conforms with the 2012 forecasted costs that includes a total operating cost of US$2.697 MM. A cost breakdown (as Expenses) was supplied by SMPH for the Monterey reservoir to develop a profile of expenses from the as of date (December 31, 2011) to the end of life (EOL) of the economic forecast for the Monterey reservoir. A schematic of the Total Expense breakdown is provided in Figure 1.

Figure 1: Total Expense breakdown and general schematic of expenses over time

By forecasting both well and field fixed costs, a fixed cost base can be maintained and held constant to the EOL of the economic forecast. At the same time, the total fixed well costs will naturally decrease as individual wells become uneconomic. The first step in the process is to take several years of historical lease operating statements (LOS) and sort fixed and variable expenses from the total expenses. Historical total expenses were provided and analyzed by the client. The economic unit costs identified by SMPH for all cases except the horizontal wells are shown below:

Fixed Field: US$53,917/month

Fixed Well: US$1,160/month/well

Variable Water unit cost: US$0.20/bblw

Variable Oil unit cost: US$15.02/bblo

VKB/gjh/C2012.04/gcah.124.12 Santa Maria Pacific Holdings, LLC

SMPH also identified 9 workover opportunities that will cost in total US$0.398 MM. These correspond to the PDNP behind pipe potential once the workovers are completed. The first intervention is scheduled to start in October 2012.

In 2011, the first horizontal well (90-31-rd) of the 15-well horizontal program was drilled. Well 90-31-rd has a lateral length of 2,040 feet. Because of the uncertainty associated with the lower than predicted oil production performance of well 90-31-rd which was originally based on analogue horizontal wells in the Monterey Formation, the original development plan was adjusted. Eight (8) horizontal wells are included in the proved undeveloped category as these are committed to be drilled by SMPH. Six (6) horizontal wells are included in the contingent resources class, depending on the performance of the initial eight wells. For the horizontal wells, the economic unit costs defined by SMPH are as shown above, with the exception of the following:

Variable Oil unit cost, which is US$5.27/bblo

GCA did not apply any price or cost escalations or any inflation-based adjustments in the yearly cash flow projections that are presented in Appendix I. Please note that the Net Present Values are presented using a 9% discount rate, as requested by SMPH. These cash flow estimates were used to determine the economic limit of the associated reserves and to determine the commerciality of the project and do not represent an opinion of asset value.

It is GCA’s opinion that the estimates of total remaining recoverable hydrocarbon liquid volumes as of December 31, 2011 are, in the aggregate, reasonable and have been prepared in accordance with the reserves definitions in the Petroleum Resources Management System (PRMS) approved by the Society of Petroleum Engineers, World Petroleum Council, American Association of Petroleum Geologists and Society of Petroleum Evaluation Engineers in March 2007. A brief description of these definitions is provided in Appendix III.

This assessment has been conducted within the context of GCA’s understanding of SMPH’s petroleum property rights as represented by SMPH management. GCA is not in a position to attest to property title, financial interest relationships or encumbrances thereon for any part of the appraised properties or interests.

There are numerous uncertainties inherent in estimating reserves and resources, and in projecting future production, development expenditures, operating expenses and cash flows.

Oil and gas reserve engineering and resource assessment must be recognized as a subjective process of estimating subsurface accumulations of oil and gas that cannot be measured in an exact way. Estimates of oil and gas reserves or resources prepared by other parties may differ, perhaps materially, from those contained within this report. The accuracy of any Reserve or Resource estimate is a function of the quality of the available data and of engineering and geological interpretation. Results of drilling, testing and production that post-date the preparation of the estimates may justify revisions, some or all of which may be material. Accordingly, Reserve and Resource estimates are often different from the quantities of oil and gas that are ultimately recovered, and the timing and cost of those volumes that are recovered may vary from that assumed.

For this assignment, GCA served as independent Reserve evaluators. The firm’s officers and employees have no direct or indirect interest holding in the property unit evaluated. GCA’s remuneration was not in any way contingent on reported reserve or resource estimates.

VKB/gjh/C2012.04/gcah.124.12 Santa Maria Pacific Holdings, LLC

Finally, please note that GCA reserves the right to approve, in advance, the use and context of the use of any results, statements or opinions expressed in this report. Such approval shall include, but not be confined to, statements or references in documents of a public or semi-public nature such as loan agreements, prospectuses, reserve statements, press releases, etc. This report has been prepared for SMPH and should not be used for purposes other than those for which it is intended.

Very truly yours,

GAFFNEY, CLINE & ASSOCIATES, INC.

Vivian K. Bust, PE, RG

Professional Petroleum Engineer CA 1837

Project Manager

Rawdon J. H. Seager

Principal - Reservoir Engineering

Attachments
Appendices	I:	Yearly Cash Flow Projections
	II:	Technical Discussion
	III:	Petroleum Resources Management System Definitions and Guidelines

APPENDIX I:

Yearly Cash Flow Projections

Date : 04/19/2012 12:26:12PM	ECONOMIC SUMMARY PROJECTION		Total
Partner : All Cases
	Orcutt Monterey Jan-2012 Update
	Pdp Case - Kill Date (8/1/2051)
	Discount Rate :	9.00
	As of :	01/01/2012

Est. Cum Oil (Mbbl) :	10,632.77
Est. Cum Gas (MMcf) :	5,022.89
Est. Cum Water (Mbbl) :	27,651.23

Year		Oil Gross (Mbbl)	Gas Gross (MMcf)	Oil Net (Mbbl)	Gas Net (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil & Gas Rev. Net (M$)	Misc. Rev. Net (M$)	Costs Net (M$)	Taxes Net (M$)	Invest. Net (M$)	NonDisc. CF Annual (M$)	Cum Disc. CF (M$)
2012		74.18	169.46	64.21	146.36	106.53	3.03	7,283.86	0.00	2,630.64	133.30	0.00	4,519.92	4,334.44
2013		67.65	161.49	58.57	139.70	106.53	3.03	6,662.99	0.00	2,553.68	120.38	0.00	3,988.93	7,842.25
2014		63.24	152.39	54.78	131.97	106.53	3.03	6,236.32	0.00	2,491.60	111.55	0.00	3,633.17	10,773.31
2015		60.04	143.78	52.04	124.62	106.53	3.03	5,921.56	0.00	2,439.01	105.10	0.00	3,377.44	13,272.03
2016		60.89	138.64	52.88	120.35	106.53	3.03	5,997.79	0.00	2,401.25	107.46	0.00	3,489.08	15,642.16
2017		56.17	129.56	48.77	112.53	106.53	3.03	5,536.80	0.00	2,339.61	97.81	0.00	3,099.38	17,572.59
2018		55.78	124.59	48.47	108.30	106.53	3.03	5,492.00	0.00	2,309.11	97.23	0.00	3,085.66	19,336.34
2019		52.08	117.46	45.26	102.15	106.53	3.03	5,131.27	0.00	2,256.57	89.76	0.00	2,784.94	20,796.74
2020		49.08	111.43	42.65	96.96	106.53	3.03	4,837.89	0.00	2,206.63	83.81	0.00	2,547.45	22,022.19
2021		46.35	105.72	40.27	92.02	106.53	3.03	4,569.47	0.00	2,167.41	78.24	0.00	2,323.82	23,047.63
2022		44.04	100.77	38.26	87.74	106.53	3.03	4,342.03	0.00	2,133.22	73.53	0.00	2,135.28	23,912.09
2023		41.94	96.20	36.44	83.78	106.53	3.03	4,135.83	0.00	2,101.27	69.28	0.00	1,965.28	24,642.07
2024		38.04	90.20	33.02	78.59	106.53	3.03	3,755.90	0.00	1,861.65	65.14	0.00	1,829.12	25,265.32
2025		36.10	85.60	31.34	74.64	106.53	3.03	3,565.30	0.00	1,802.95	61.78	0.00	1,700.58	25,796.85
2026		34.68	82.11	30.11	71.62	106.53	3.03	3,425.20	0.00	1,779.15	58.92	0.00	1,587.14	26,252.00

Rem.		526.14	1,248.20	457.62	1,093.39	106.53	3.03	52,064.54	0.00	36,098.59	836.55	11,009.09	4,120.31	2,282.36
Total	39.6	1,306.40	3,057.58	1,134.71	2,664.73	106.53	3.03	128,958.73	0.00	69,572.32	2,189.83	11,009.09	46,187.49	28,534.36

Ult.		11,939.16	8,080.47

Eco. Indicators
Return on Investment (disc) :	0.000	Present Worth Profile (M$)
Return on Investment (undisc) :	0.000	PW	5.00	% :	36,004.72	PW	20.00	% :	17,949.45
Years to Payout :	0.00	PW	8.00	% :	30,148.41	PW	30.00	% :	13,642.99
Internal Rate of Return (%) :	0.00	PW	10.00	% :	27,072.04	PW	40.00	% :	11,160.99
		PW	12.00	% :	24,543.48	PW	50.00	% :	9,547.56
		PW	15.00	% :	21,537.17	PW	60.00	% :	8,413.73

TRC Standard Eco.rpt	1

Date : 04/19/2012 12:36:02PM	ECONOMIC SUMMARY PROJECTION		Total
Partner : All Cases
	Orcutt Monterey Jan-2012 Update
	Pdp+Pdnp No Kill (50 yr)
	Discount Rate :	9.00
	As of :	01/01/2012

Est. Cum Oil (Mbbl) :	15,510.06
Est. Cum Gas (MMcf) :	6,913.49
Est. Cum Water (Mbbl) :	36,607.89

Year		Oil Gross (Mbbl)	Gas Gross (MMcf)	Oil Net (Mbbl)	Gas Net (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil & Gas Rev. Net (M$)	Misc. Rev. Net (M$)	Costs Net (M$)	Taxes Net (M$)	Invest. Net (M$)	NonDisc. CF Annual (M$)	Cum Disc. CF (M$)
2012		78.06	170.42	67.64	147.21	106.53	3.03	7,651.61	0.00	2,880.90	130.88	290.00	4,349.83	4,168.53
2013		91.81	169.68	79.67	146.82	106.53	3.03	8,932.36	0.00	3,255.24	123.85	108.41	5,444.86	8,955.01
2014		80.74	158.14	70.10	136.99	106.53	3.03	7,883.43	0.00	3,114.33	113.09	0.00	4,656.00	12,713.13
2015		73.36	148.01	63.72	128.31	106.53	3.03	7,176.89	0.00	2,987.71	105.43	0.00	4,083.74	15,735.56
2016		71.63	141.97	62.29	123.25	106.53	3.03	7,009.70	0.00	2,895.43	107.04	0.00	4,007.24	18,458.06
2017		65.22	132.33	56.71	114.96	106.53	3.03	6,389.89	0.00	2,807.34	96.89	0.00	3,485.66	20,629.43
2018		63.61	126.98	55.35	110.39	106.53	3.03	6,230.76	0.00	2,757.61	95.96	0.00	3,377.18	22,560.00
2019		58.98	119.55	51.32	103.98	106.53	3.03	5,782.36	0.00	2,690.15	88.22	0.00	3,003.99	24,135.41
2020		55.26	113.30	48.08	98.60	106.53	3.03	5,421.08	0.00	2,628.53	82.07	0.00	2,710.48	25,439.40
2021		51.91	107.40	45.16	93.49	106.53	3.03	5,094.65	0.00	2,579.13	76.31	0.00	2,439.22	26,515.84
2022		49.01	102.25	42.64	89.04	106.53	3.03	4,812.42	0.00	2,528.68	71.43	0.00	2,212.31	27,411.56
2023		46.39	97.49	40.37	84.93	106.53	3.03	4,557.60	0.00	2,479.71	67.03	0.00	2,010.86	28,158.51
2024		42.16	91.40	36.66	79.65	106.53	3.03	4,146.81	0.00	2,234.60	62.79	0.00	1,849.42	28,788.72
2025		39.73	86.61	34.55	75.54	106.53	3.03	3,909.65	0.00	2,152.24	59.29	0.00	1,698.12	29,319.52
2026		38.07	83.06	33.11	72.46	106.53	3.03	3,746.88	0.00	1,945.30	59.90	0.00	1,741.68	29,819.00

Rem.		565.77	1,255.96	492.64	1,100.25	106.53	3.03	55,816.48	0.00	38,448.40	847.94	14,940.91	1,579.24	2,438.08
Total	49.0	1,471.70	3,104.56	1,280.01	2,705.86	106.53	3.03	144,562.57	0.00	78,385.30	2,188.13	15,339.32	48,649.82	32,257.07

Ult.		16,981.76	10,018.04

Eco. Indicators
Return on Investment (disc) :	8,804.598	Present Worth Profile (M$)
Return on Investment (undisc) :	195.599	PW	5.00	% :	40,213.52	PW	20.00	% :	20,559.03
Years to Payout :	0.05	PW	8.00	% :	34,004.73	PW	30.00	% :	15,672.38
Internal Rate of Return (%) :	>1000	PW	10.00	% :	30,664.16	PW	40.00	% :	12,803.72
		PW	12.00	% :	27,891.30	PW	50.00	% :	10,912.77
		PW	15.00	% :	24,566.96	PW	60.00	% :	9,570.33

TRC Standard Eco.rpt	1

Date : 04/19/2012 12:39:36PM	ECONOMIC SUMMARY PROJECTION		Total
Partner : All Cases
	Orcutt Monterey Jan-2012 Update
	1P, No Kill Date (50 Yr)
	Discount Rate :	9.00
	As of :	01/01/2012

Est. Cum Oil (Mbbl) :	15,510.06
Est. Cum Gas (MMcf) :	6,913.49
Est. Cum Water (Mbbl) :	36,607.89

Year		Oil Gross (Mbbl)	Gas Gross (MMcf)	Oil Net (Mbbl)	Gas Net (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil & Gas Rev. Net (M$)	Misc. Rev. Net (M$)	Costs Net (M$)	Taxes Net (M$)	Invest. Net (M$)	NonDisc. CF Annual (M$)	Cum Disc. CF (M$)
2012		82.24	172.51	71.33	149.05	106.53	3.03	8,050.21	0.00	2,918.21	132.14	2,590.00	2,409.86	2,287.27
2013		115.79	181.68	100.86	157.42	106.53	3.03	11,221.94	0.00	3,473.03	131.08	16,208.41	-8,590.58	-5,144.74
2014		135.40	185.50	118.40	161.16	106.53	3.03	13,101.91	0.00	3,623.46	129.58	0.00	9,348.87	2,404.93
2015		116.75	169.73	102.06	147.50	106.53	3.03	11,319.89	0.00	3,415.38	118.52	0.00	7,785.99	8,169.98
2016		108.47	160.40	94.85	139.55	106.53	3.03	10,527.04	0.00	3,275.76	118.15	0.00	7,133.13	13,016.13
2017		97.46	148.47	85.20	129.22	106.53	3.03	9,467.99	0.00	3,154.48	106.61	0.00	6,206.91	16,883.15
2018		92.56	141.47	80.93	123.19	106.53	3.03	8,994.96	0.00	3,081.05	104.69	0.00	5,809.22	20,203.92
2019		85.40	132.77	74.66	115.67	106.53	3.03	8,304.66	0.00	2,995.34	96.19	0.00	5,213.14	22,937.80
2020		79.71	125.54	69.69	109.42	106.53	3.03	7,756.14	0.00	2,919.63	89.44	0.00	4,747.06	25,221.47
2021		74.64	118.77	65.24	103.54	106.53	3.03	7,264.24	0.00	2,857.76	83.16	0.00	4,323.32	27,129.30
2022		70.34	112.92	61.49	98.47	106.53	3.03	6,848.65	0.00	2,797.29	77.86	0.00	3,973.49	28,738.01
2023		66.52	107.57	58.16	93.83	106.53	3.03	6,479.92	0.00	2,739.77	73.10	0.00	3,667.05	30,100.10
2024		61.31	100.99	53.58	88.12	106.53	3.03	5,975.34	0.00	2,487.65	68.57	0.00	3,419.13	31,265.14
2025		57.92	95.72	50.63	83.59	106.53	3.03	5,646.61	0.00	2,398.41	64.77	0.00	3,183.43	32,260.18
2026		55.46	91.76	48.48	80.15	106.53	3.03	5,407.29	0.00	2,185.75	65.15	0.00	3,156.40	33,165.35

Rem.		882.85	1,414.66	772.83	1,240.48	106.53	3.03	86,090.44	0.00	44,758.33	943.56	15,740.91	24,647.63	5,276.00
Total	50.0	2,182.80	3,460.46	1,908.39	3,020.37	106.53	3.03	212,457.25	0.00	89,081.31	2,402.58	34,539.32	86,434.05	38,441.35

Ult.		17,692.86	10,373.95

Eco. Indicators
Return on Investment (disc) :	10,492.409	Present Worth Profile (M$)
Return on Investment (undisc) :	346.736	PW	5.00	% :	54,049.30	PW	20.00	% :	18,925.25
Years to Payout :	0.05	PW	8.00	% :	41,651.08	PW	30.00	% :	11,784.04
Internal Rate of Return (%) :	>1000	PW	10.00	% :	35,593.13	PW	40.00	% :	8,012.98
		PW	12.00	% :	30,788.82	PW	50.00	% :	5,776.52
		PW	15.00	% :	25,260.63	PW	60.00	% :	4,349.58

TRC Standard Eco.rpt	1

Date : 04/19/2012 12:45:54PM	ECONOMIC SUMMARY PROJECTION		Total
Partner : All Cases
	Orcutt Monterey Jan-2012 Update
	2P No Kill Date (50 yr)
	Discount Rate :	9.00
	As of :	01/01/2012

Est. Cum Oil (Mbbl) :	15,510.06
Est. Cum Gas (MMcf) :	6,913.49
Est. Cum Water (Mbbl) :	36,607.89

Year		Oil Gross (Mbbl)	Gas Gross (MMcf)	Oil Net (Mbbl)	Gas Net (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil & Gas Rev. Net (M$)	Misc. Rev. Net (M$)	Costs Net (M$)	Taxes Net (M$)	Invest. Net (M$)	NonDisc. CF Annual (M$)	Cum Disc. CF (M$)
2012		85.58	174.18	74.28	150.53	106.53	3.03	8,369.09	0.00	2,942.49	133.15	2,590.00	2,703.45	2,562.66
2013		134.97	191.29	117.81	165.91	106.53	3.03	13,053.61	0.00	3,612.56	136.87	16,208.41	-6,904.23	-3,403.77
2014		179.12	207.38	157.04	180.50	106.53	3.03	17,276.69	0.00	3,941.67	142.76	0.00	13,192.26	7,250.99
2015		151.47	187.10	132.74	162.86	106.53	3.03	14,634.28	0.00	3,668.43	128.99	0.00	10,836.87	15,276.05
2016		137.94	175.15	120.89	152.58	106.53	3.03	13,340.92	0.00	3,490.95	127.03	0.00	9,722.94	21,881.57
2017		123.25	161.38	107.99	140.62	106.53	3.03	11,930.48	0.00	3,343.09	114.39	0.00	8,472.99	27,160.59
2018		115.72	153.06	101.40	133.43	106.53	3.03	11,206.33	0.00	3,250.71	111.68	0.00	7,843.94	31,644.43
2019		106.53	143.35	93.34	125.02	106.53	3.03	10,322.50	0.00	3,150.40	102.56	0.00	7,069.54	35,351.79
2020		99.28	135.33	86.98	118.07	106.53	3.03	9,624.18	0.00	3,063.42	95.34	0.00	6,465.42	38,462.03
2021		92.82	127.87	81.31	111.58	106.53	3.03	8,999.92	0.00	2,991.58	88.65	0.00	5,919.69	41,074.27
2022		87.40	121.46	76.56	106.02	106.53	3.03	8,477.63	0.00	2,923.10	83.01	0.00	5,471.53	43,289.43
2023		82.63	115.63	72.39	100.95	106.53	3.03	8,017.78	0.00	2,858.73	77.96	0.00	5,081.09	45,176.71
2024		76.63	108.65	67.12	94.90	106.53	3.03	7,438.17	0.00	2,600.99	73.19	0.00	4,763.99	46,799.96
2025		72.47	103.00	63.49	90.02	106.53	3.03	7,036.18	0.00	2,506.26	69.16	0.00	4,460.76	48,194.24
2026		69.37	98.73	60.77	86.31	106.53	3.03	6,735.63	0.00	2,289.02	69.34	0.00	4,377.27	49,449.50

Rem.		1,136.51	1,541.61	996.99	1,352.67	106.53	3.03	110,309.60	0.00	46,688.20	1,020.06	15,740.91	46,860.43	7,825.62
Total	50.0	2,751.68	3,745.19	2,411.09	3,271.97	106.53	3.03	266,772.99	0.00	93,321.61	2,574.14	34,539.32	136,337.93	57,275.12

Ult.		18,261.74	10,658.67

Eco. Indicators
Return on Investment (disc) :	15,632.521	Present Worth Profile (M$)
Return on Investment (undisc) :	546.352	PW	5.00	% :	80,419.14	PW	20.00	% :	29,303.40
Years to Payout :	0.05	PW	8.00	% :	61,946.05	PW	30.00	% :	19,009.94
Internal Rate of Return (%) :	>1000	PW	10.00	% :	53,157.10	PW	40.00	% :	13,460.25
		PW	12.00	% :	46,254.45	PW	50.00	% :	10,086.22
		PW	15.00	% :	38,353.02	PW	60.00	% :	7,874.30

TRC Standard Eco.rpt	1

Date : 04/19/2012 12:49:42PM	ECONOMIC SUMMARY PROJECTION		Total
Partner : All Cases
	Orcutt Monterey Jan-2012 Update
	3P, No Kill Date (50 yrs)
	Discount Rate :	9.00
	As of :	01/01/2012

Est. Cum Oil (Mbbl) :	15,510.06
Est. Cum Gas (MMcf) :	6,913.49
Est. Cum Water (Mbbl) :	36,607.89

Year		Oil Gross (Mbbl)	Gas Gross (MMcf)	Oil Net (Mbbl)	Gas Net (MMcf)	Oil Price ($/bbl)	Gas Price ($/Mcf)	Oil & Gas Rev. Net (M$)	Misc. Rev. Net (M$)	Costs Net (M$)	Taxes Net (M$)	Invest. Net (M$)	NonDisc. CF Annual (M$)	Cum Disc. CF (M$)
2012		87.25	175.02	75.75	151.27	106.53	3.03	8,528.53	0.00	2,954.63	133.65	2,590.00	2,850.25	2,700.35
2013		144.57	196.09	126.29	170.15	106.53	3.03	13,969.45	0.00	3,682.32	139.76	16,208.41	-6,061.05	-2,533.29
2014		200.98	218.33	176.36	190.17	106.53	3.03	19,364.09	0.00	4,100.78	149.36	0.00	15,113.95	9,674.01
2015		168.82	195.79	148.08	170.53	106.53	3.03	16,291.48	0.00	3,794.95	134.22	0.00	12,362.31	18,829.08
2016		152.67	182.53	133.91	159.10	106.53	3.03	14,747.86	0.00	3,598.54	131.48	0.00	11,017.84	26,314.29
2017		136.14	167.83	119.39	146.33	106.53	3.03	13,161.72	0.00	3,437.40	118.28	0.00	9,606.04	32,299.31
2018		127.30	158.85	111.63	138.56	106.53	3.03	12,312.01	0.00	3,335.54	115.17	0.00	8,861.30	37,364.68
2019		117.10	148.64	102.68	129.69	106.53	3.03	11,331.42	0.00	3,227.93	105.75	0.00	7,997.74	41,558.78
2020		109.06	140.23	95.63	122.40	106.53	3.03	10,558.20	0.00	3,135.31	98.29	0.00	7,324.60	45,082.31
2021		101.90	132.42	89.34	115.60	106.53	3.03	9,867.75	0.00	3,058.49	91.39	0.00	6,717.87	48,046.75
2022		95.93	125.73	84.10	109.79	106.53	3.03	9,292.13	0.00	2,986.00	85.58	0.00	6,220.55	50,565.14
2023		90.68	119.66	79.51	104.52	106.53	3.03	8,786.71	0.00	2,918.22	80.39	0.00	5,788.11	52,715.02
2024		84.29	112.49	73.89	98.29	106.53	3.03	8,169.58	0.00	2,657.67	75.50	0.00	5,436.42	54,567.37
2025		79.75	106.65	69.92	93.24	106.53	3.03	7,730.97	0.00	2,560.19	71.36	0.00	5,099.42	56,161.27
2026		76.33	102.21	66.92	89.38	106.53	3.03	7,399.79	0.00	2,340.65	71.44	0.00	4,987.70	57,591.57

Rem.		1,263.34	1,605.09	1,109.06	1,408.77	106.53	3.03	122,419.18	0.00	47,653.13	1,058.31	15,740.91	57,966.83	9,100.43
Total	50.0	3,036.12	3,887.55	2,662.44	3,397.77	106.53	3.03	293,930.86	0.00	95,441.76	2,659.92	34,539.32	161,289.87	66,692.00

Ult.		18,546.18	10,801.04

Eco. Indicators
Return on Investment (disc) :	18,202.577	Present Worth Profile (M$)
Return on Investment (undisc) :	646.159	PW	5.00	% :	93,604.06	PW	20.00	% :	34,492.48
Years to Payout :	0.05	PW	8.00	% :	72,093.54	PW	30.00	% :	22,622.89
Internal Rate of Return (%) :	>1000	PW	10.00	% :	61,939.09	PW	40.00	% :	16,183.88
		PW	12.00	% :	53,987.26	PW	50.00	% :	12,241.08
		PW	15.00	% :	44,899.22	PW	60.00	% :	9,636.66

TRC Standard Eco.rpt	1

APPENDIX II:

Technical Discussion

TECHNICAL DISCUSSION

INTRODUCTION

The Orcutt Field is located onshore at the West California Coast close to the city of Santa Maria. In that field, SMPH has an interest in the Careaga Tract that constitutes the southern end of the field (Figure 1).

Figure 1: Location of the Orcutt Field and the Careaga Tract outline

The following display (Figure 2) outlines the various leases that SMPH has acquired and holds within the Careaga Tract (within the green outline): Phoenix Energy, L.L.C., 609 acres below 3,000 ft. (within the blue), Gitte-Ten, L.L.C., 177 acres below 3,000 ft. (within the red), Orcutt Properties, L.L.C., 4,024 acres above 3,000 ft. (within the green). The Careaga Tract lies in Section 36 of T9N R34W, Sections 31 and 32 of T9N R33W, and Sections 5, 6, 7, and 8 of T8N R33W SBBM. SMPH has advised that they hold 100% working interest in the tracts previously mentioned which cover the subject hydrocarbon reserves. The hydrocarbon production from this leasehold is burdened by a royalty interest of 1/6th in wells B-1, B-2, B-3, B-4, and B-5 and a royalty interest of 1/8th in all other existing wells. Future wells will have a 1/6th royalty interest, except if they are drilled from existing idle wellbores. In year 2011, SMPH drilled, completed and continues to produce hydrocarbons from the existing horizontal well 90-31-rd. SMPH has committed to drill eight (8) horizontal wells from existing wellbores. Contingent on SMPH’s evaluation of performance of these initial 8 horizontal wells, six (6) additional horizontal wells may be drilled

Figure 2: Location of the Careaga Tract Leases

Monterey Formation

The Monterey Formation in the Orcutt Field, Santa Maria Basin, California is a naturally fractured siliceous rock with a porous matrix. The Monterey Formation was originally deposited by a hemipelagic “rain” of fine-grained (silt- and clay-sized particles) in most Neogene (Pliocene and Miocene age) marine basins in California. The predominant original constituent of the Monterey formation is biogenous-silica (diatom frustules). These are highly soluble and geochemically unstable which leads to patterns of silica-phase diagenesis that affect reservoir characteristics. Other original components include biogenous calcite (coccoliths and foraminifera) and fine grained terrigenous detritus (illite-smectite clay, feldspar and quartz). In some rocks, organic matter is a major primary constituent. In some areas, interbedded clastic sediments deposited by turbidity currents are locally important in the Monterey (Isaacs, 1981, 1984).

There are three mineralogical phases of silica-diagenetic observed the Monterey formation: 1) opal-A, a hydrated form of amorphous biogenous silica mostly composed of diatoms; 2) opal-CT, a metastable form composed of interlayered a-cristobalite and a-tridymite silica; and 3) diagenetic quartz, results from dissolution and re-precipitation of opal-CT with increasing temperature (depth). Silica phases are generally transformed by nearly in-situ solution-precipitation which is accompanied by abrupt step-reduction in porosity (Isaacs, 1981, 1984). The boundaries between the silica-phases are represented by transition intervals (up to 1200 feet) between abrupt step-reduction in porosity at the transitions of opal-A to opal-CT and of opal-CT to diagenetic quartz).

Each silica diagenetic phase is represented by an array of rock types and properties: 1) opal-A rocks are friable, highly porous (60 -70%) diatomaceous rock, 2) opal-CT rocks are cohesive, moderately porous (20-35%) and include chert, porcelanite and siliceous shale/mudstone; and 3) diagenetic quartz rocks are cohesive with low porosity (0-20%) and include chert porcelanite and siliceous shale/mudstone. Understanding these three rock types and their boundaries are essential for meaningful correlation and rock property determination within the Monterey formation. Patterns of carbonate diagenesis also influence rock types and reservoir physical properties (Isaacs, 1984). For example, dolostones are important reservoir rock types in the Santa Maria Basin.

Fracture intensity is related to rock type. Outcrop studies of fractures show that fracture intensity in the Monterey formation is higher in the diagenetic-quartz bearing rocks than in the opal-CT bearing rocks. In general, fracture intensity decreases for the following sequence of rock types: chert, porcelanite, dolostone and marl (Isaacs, 1984).

Dilation brecciation due to dolomitization has been proposed as a mechanism for fracturing, petroleum expulsion and dolomitization in the Monterey formation (Roehl, 1983). Dilation breccia is a distinct form of non-depositional breccia which may occur in tectonic provinces. Tectonic stresses cause an initial compression and subsequent dilation (elastic) of rock microcracks (microfractures) and imperfections. These microcracks are propagated inelastically with continued stress can develop into major fracture networks. Fracturing associated with the excess pore fluid pressures, triggers flow of connate fluids into newly fractured strata. The resulting reduction in fluid pressure and temperature causes precipitation of the “fracture-healing” dolomite. The dilation process is repeated. Reportedly, the majority of fractured “hard rocks” in mudlog descriptions are cherts or dolomites (Isaacs, 1984). It has been observed that minor amounts of limestone, and locally dolomite, occur in the Monterey and that extremely brittle cherts are restricted to carbonate-bearing strata (Isaacs, 1984). These reported descriptions and observations lend support to the dilation brecciation theory.

Key to the development of Monterey Formation reservoirs is an understanding of the regional and local stress regime (current and past), fault and fractures (major to micro) locations and orientations, stratigraphy, lithology and related diagenetic phases along with rock and fluid properties.

3D Structure Model

A 3D Structure Model was constructed with Petrel software in year 2008 using 2D grid surfaces provided by SMPH. The 2D grid surfaces were mapped by SMPH using Surfer software with input tops from 12 wells (16-31(36X), 26X-31, 37-32, 46-32, 47X-31, B-1, B-2, B-3, B-4, B-5, City Oil 6 and 56-31). Stratigraphically from top to base, the 2D surfaces included the Arenaceous, Cherty, Bentonitic, Buff & Brown and Monterey Structure Base. These 2D surfaces reflect the NW-SE trending fault located at the western edge of the property. Available well logs were loaded into the structure model which includes the horizontal well 90-31-rd drilled in year 2011. In 2011, available sidewall core data from wells 46-32, 50-31 and 73-31 were reviewed and loaded into the 3D structure model.

The original OWC was estimated by SMPH at -3,100 ft SSTVD. In 2007 and 2008, SMPH open-hole logged five wells (73-31, 55-31, 52-31, 61-32 and 46-31) that had been open-hole completed within the Monterey producing interval. In well 73-31, SMPH estimated that the current OWC was at -2,672 ft SSTVD. This current OWC depth was confirmed by SMPH through various attempts to isolate the water production from the interval. Additional information is located in the GCA report C1731.00/gcah.182.09 which was previously submitted to SMPH.

Plan of Development (POD) for the Horizontal Wells

The trajectories for the 8 planned and 6 contingent horizontal wells were loaded into the 3D structure model to evaluate their locations relative to each other and the structure surfaces of the Monterey Formation. Three groups of lateral target elevations of -1,900, -2,100 and -2,300 ft TVDSS are planned for the horizontal wells. The lateral orientation of the planned and active horizontal wells is generally along the strike of the mapped Monterey structure surfaces. The primary lateral target is within the Buff and Brown interval at structural elevations of -2,100 and -2,300 ft TVDSS. A secondary lateral target is within the Arenaceous interval at structural elevation of -1,900 ft TVDSS. The producing horizontal well 90-31 is the Buff and Brown interval at a structural elevation of approximately -2,100 ft TVDSS.

As part of routine well planning, it is expected that the planned trajectories will be modified and checked for collision avoidance issues with existing horizontal and vertical wells. Collision avoidance may be an issue for the planned trajectories of wells 88-31 and 57-31 because their well path courses are only about 100 feet apart at a structural depth of -2,300 ft TVDSS.

The horizontal well drilling depth and lateral length targets are shown by structural group in the following table (Table 1) and the location maps of the horizontal wells are shown by structural group in the following figures (Figures 3, 4, and 5). In this report, the reserve categorization of the horizontal wells is specified to consist of: 1 Proved Developed Producing (PDP), 8 Proved Undeveloped (PUD) and 6 Contingent Resource (1C) wells. For the Proved-plus-Probable and Proved-plus-Probable-plus-Possible groupings, the initial rate for the 8 Proved undeveloped cases was increased.

Table 1: Horizontal Well Drilling Depth and Lateral Length by Structural Group

SMP Well Name	Structure Group feet-TVDSS	KB Elev feet above msl	KB feet-md	Heel feet-md	Toe feet-md	Lateral Length feet-md
12-31	-1900	844.088	0	2744	5546	2802
25-36	-1900	717.283	0	2617	5425	2808
22-36	-2100	776.889	0	2876	5481	2605
29-31	-2100	726.66	0	2826	5071	2245
85-31	-2100	901.465	0	3001	5441	2440
84-32	-2100	1026.14	0	3126	5597	2471
77-31	-2100	914.127	0	3014	5557	2543
90-31-rd	-2100	860	0	2960	4999	2039
7-31	-2300	847.119	0	3147	6042	2895
28-31	-2300	740	0	3040	6358	3318
73-31	-2300	1053.946	0	3353	6157	2804
88-31	-2300	935.38	0	3235	6859	3624
57-32	-2300	947.208	0	3247	5610	2363
86-31	-2300	938.136	0	3238	5616	2378
23-36	-2300	775.314	0	3075	5976	2901

Figure 3: Location of Planned Horizontal Wells (2) by Structural Group -1,900 feet-TVDSS

Figure 4: Location of Planned Horizontal Wells (5) and Existing

HW-90-31-rd by Structural Group -2,100 feet-TVDSS

Figure 5: Location of Horizontal Wells (7) by Structural Group -2,300 feet-TVDSS

The 3D structure model displays the Buff & Brown surface and the horizontal well structural group -2,100 ft TVDSS in the following figure (Figure 6). The well paths of the 5 planned horizontal wells and the one existing horizontal well 90-31-rd are shown in Figure 5. The horizontal well development area of 555 acres is also identified in Figure 6.

Figure 6: Horizontal wells displayed on 3D structure model at -2,100 feet-TVDSS

Petrophysical Data

There is limited well log and core data for the Monterey Formation, Careaga Tract, Orcutt Field. Average porosity and fluid saturations for the Buff and Brown were based on a sidewall cores from vertical wells 73-31, 50-31 and 46-32. Average porosity of 29%bv (bulk volume) and average oil saturation of 40%pv (pore volume) and average water saturation of 60%pv were used in the oil-in-place calculations for the Development Area of 555 acres for the planned 8 horizontal wells and 6 contingent horizontal wells. A conservative net to gross (NTG) ratio of 45% and Bo of 1.09 rb/stb were also used in the oil-in-place. The initial volumetric calculations and material balance analysis were summarized in the GCA report C1731.00/gcah.182.09 dated July 9, 2009. The GCA (2009 report) oil-in-place analysis was estimated for a lease area of 1110 acres.

Oil-In-Place for Horizontal Well Development Area (555 acres)

The Monterey Formation static volumetric analysis was based on a 555 acre area encompassing the POD for the horizontal wells. The OIP was calculated for the 555 acre area for both the original and current OWC depths as shown in the following tables. Table 2 summarizes the OIP above the Current OWC and Table 3 summarizes the OIP above the Original OWC.

Table 2: OIP above the Current OWC for Horizontal Well Development Area

3D Model Results: OIP above Current OWC

Horizontal Well Development Area of 555 acres

OWC =-2,672 feet TVDSS NTG = 45% Phi = 29% Sw = 60% Bo = 1.09

	Bulk	Net	Pore	HCPV
Zones	volume	volume	volume	Oil	OIP
	Ac-feet	Ac-feet	Ac-feet	MMRB	MMSTB
Arenaceous	2,747	1,236	358	26	23
Cherty	1,275	574	166	12	11
Bentonitic	2,368	1,066	309	22	20
Buff & Brown	8,308	3,739	1,084	77	71
Total					125

Table 3: OIP above the Original OWC for Horizontal Well Development Area

3D Model Results: OIP above Original OWC

Horizontal Well Development Area of 555 acres

OWC = -3,100 feet TVDSS NTG = 45% Phi = 29% Sw = 60% Bo = 1.09

	Gross	Net
Zones	Rock Volume	Rock Volume	Pore volume	HCPV Oil	OIP
	Ac-feet	Ac-feet	Ac-feet	MMRB	MMSTB
Arenaceous	63,200	28,444	8,242	26	23
Cherty	30,372	13,659	3,972	12	11
Bentonitic	56,841	25,574	7,415	23	21
Buff & Brown	251,309	113,085	32,805	102	93
Total					148

Oil-In-Place for SMPH’s Lease Area (1110 acres)

The reservoir fluid flow is affected by the natural fracture system in the low matrix permeability Monterey Formation. GCA has reviewed the structural maps, petrophysical data and reports from previous operators that SMPH has provided in support of their original oil-in-place (OOIP) and current oil-in-place (OIP) calculations. The OOIP in the Monterey Formation was determined to be about 260 MMstb. (GCA report C1731.00/gcah.182.09 dated July 9, 2009). Production started in the early 1900s and records through December 31, 2011 indicate that 23.5 MMstb have been produced. Thus, across the Lease Area (1110 acres) the remaining oil-in-place volume is about 236.5 MMstb. As a result of water influx from a weak bottom aquifer and the fractured and faulted nature of the reservoir rock, the present water-oil contact has risen about 370 feet from its original position of 3100 ft-TVDSS. That rise could be higher in the fracture network than the matrix. Thus, across the Lease Area and above the current OWC, the remaining OIP is about 169.5 MMstb. The current OIP is the overall target for the development of the Monterey Formation using horizontal wells. GCA recognizes that because of the limited number of reference wells these results carry some degree of uncertainty mainly in porosity, water saturation distribution, and productivity.

Vertical Well Production and Decline Curve Analysis

The oil production from the Monterey Formation in the Orcutt field has increased since 1996 from about 4 to 8.7 Mstb/month. As of December 31, 2011, there were 45 active wells producing oil from the Monterey Formation. There were also 10 behind-pipe recompletion opportunities, 16 wells shut-in, and 9 plugged and abandoned wells.

The specific life and reserves for each well was determined either by: (1) when the total operating cost attributed to each well equals the revenue generated by that well; or (2) when the total field operating costs for the Monterey Formation equals the revenue associated for the remaining producing wells.

Production decline curve analysis (DCA) and forecasts were performed on an individual well basis. In general, the oil rates have not shown an ideal predictable decline. A rough decline slope was passed through historical data. To forecast water and gas rates and volumes, the water:oil ratio (WOR) and gas:oil ratio (GOR) were forecasted with water and gas being dependent on the forecasted oil rates.

Two notable observations were recognized. First, the WOR tends to decrease with time, which suggests a weak water aquifer. Second, for several wells (21, 22, 2A-GTL, 40, 5, 52), the historical GOR tends to remain constant and sharply increases with an increase in oil rate, which may suggest that in these wells the bottom-hole flowing pressure has dropped to below the oil bubble point pressure or a secondary gas cap is forming.

Horizontal Well Production and Decline Curve Analysis

In 2011, the first horizontal well (90-31-rd) of the originally-proposed 15-well horizontal program was drilled. Well 90-31-rd has a lateral length of 2,040 feet. The lateral portion of this well was completed with 4 retrievable bridge plugs. Starting at the heel of the lateral, the first section (1) was produced (Figures 7 and 8). In November 2011, the first bridge plug was removed and production from sections down-stream of the removed plug and up-steam to the second bridge plug were co-mingled (sections 1+2) shown in Figures 7 and 9. Later in November 2011, the second bridge plug was removed and production from three sections of the well were comingled (sections 1+2+3) shown in Figure 7.

Figure 7: Historical performance of	Figure 8: Forecast performance of
Well 90-31-rd	Well 90-31-rd

Figure 9: Historical performance of	Figure 10: Forecast performance of
Well 90-31-rd	Well 90-31-rd

Well 90-31-rd had an initial WOR of 3 which has increased rapidly (Figure 9). The historical WOR of many of the long producing vertical wells shows an increase to 10-15 and then a decreasing trend to roughly a WOR of 7-10 at the end of the wells’ life. The WOR for well 90-31-rd (Figure 10) was trended using this WOR relationship from the vertical well performance. Oil production increased by an increment of 12 bbl/d when the second section was completed. Oil production increased by an increment of 3-4 bbl/d when the third section was completed. Based on discussions about the 90-31-rd completion with the SMPH operator, the timing of recompletions for well 90-31-rd were planned to occur when the daily oil production rate declined to10 bbl/d. The oil production decline curve was analyzed using the Hyperbolic Decline Equation and input parameters shown in Table 4.

Table 4: Production Forecast for Well 90-31-rd

Decline Curve Analysis Production Forecast	Well 90-31-rd Model Parameters
Hyperbolic Decline Equation qf=qi (1 + (b*Di*t)) (-1/b)
Di, initial decline, %/year	10
(Di used is for the 1st section)
De, effective decline. %/year	variable
qi, initial rate, bopd	75
qf, final rate, bopd	10
b,hyperbolic factor, dec	0.9
t, time, year	variable

The effective decline (De) was estimated on a daily basis from the change in the previous day oil rate to the estimated current day oil rate. Following a workover, the previous De was continued. Essentially, the De declined continuously throughout the life of the well even though oil rates periodically increased after the workovers. The incremental rate increases are shown in the following table (Table 5).

Table 5: Workovers for Well 90-31-rd

Workovers for 90-31-rd Section & Date	Incremental Increase, bopd
2 (11/22/2011)	15
3 (12/06/2011)	16
4 (PDNP Forecast 9/14/12)	15
5 (PDNP Forecast 5/17/12)	15

The estimated ultimate recovery (EUR) oil production for well 90-31-rd was approximately 95,000 bbl. A continuous Type Curve was prepared to model the production and forecast the production for the proposed horizontal wells for the resource classes of proved undeveloped reserves or contingent resources.

Because of the uncertainty associated with the lower than predicted oil production performance of well 90-31-rd which was originally based on analogue horizontal wells in the Monterey Formation, the original development plan was adjusted. Eight (8) horizontal wells are included in the proved undeveloped category as these were committed to be drilled by the SMPH operator. Six (6) horizontal wells are included in the contingent resources class, depending on the performance of the initial eight wells.

Proved-plus-Probable (2P) and Proved-plus-Probable-plus-Possible (3P) forecasts of the investment cases were prepared by adjusting the initial daily oil rate of the Proved undeveloped as shown in the following table (Table 6).

Table 6: Reserve Categories by Investment Case

Reserve Categories (Investment Case)	Initial Oil Rate Bbl/d	Recoverable Volume, Mbbl	b-factor
Proved Undeveloped (PUD)	25	100	1.6
Proved-and-Probable (2P)	45	181	1.6
Proved-and-Probable-and-Possible (3P)	55	220	1.6
Note: Dm = 4%/year

Workovers were reviewed and anomalously high recoverable volumes had been forecasted in the past relative to the performance of Well 90-31-rd. All workover recoverable volumes and initial oil rates were adjusted to the net pay of the proposed workover compared to the net pay to each other and Well 90-31-rd. The timing of the workover was provided by SMPH and the forecasted decline variables were the same as used for Well 90-31-rd.

Economics

This 50-year economic appraisal window was based on previous GCA reports. The 50-year economic window ends at the date of January 1, 2061. However, for the Proved developed producing case (PDP), the economic EOL occurred on October 1, 2051. For the other groupings (i.e., PDP+PDNP, 1P, 2P and 3P), the economic EOL occurred after the economic appraisal life. Per SMPH’s request, all wells had abandonment cost assigned which was scheduled at the end of the economic evaluation, January 1, 2061. For the older, non-horizontal wells, the abandonment costs were scheduled as investments of US$250 M. For the new horizontal well abandonments, the abandonment costs were scheduled as investments of US$100 M.

APPENDIX III:

Petroleum Resources Management System Definitions and Guidelines

Society of Petroleum Engineers, World Petroleum Council, American Association of

Petroleum Geologists and Society of Petroleum Evaluation Engineers

Petroleum Resources Management System

Definitions and Guidelines (4)

March 2007

Preamble

Petroleum resources are the estimated quantities of hydrocarbons naturally occurring on or within the Earth’s crust. Resource assessments estimate total quantities in known and yet-to-be-discovered accumulations; resources evaluations are focused on those quantities that can potentially be recovered and marketed by commercial projects. A petroleum resources management system provides a consistent approach to estimating petroleum quantities, evaluating development projects, and presenting results within a comprehensive classification framework.

International efforts to standardize the definition of petroleum resources and how they are estimated began in the 1930s. Early guidance focused on Proved Reserves. Building on work initiated by the Society of Petroleum Evaluation Engineers (SPEE), SPE published definitions for all Reserves categories in 1987. In the same year, the World Petroleum Council (WPC, then known as the World Petroleum Congress), working independently, published Reserves definitions that were strikingly similar. In 1997, the two organizations jointly released a single set of definitions for Reserves that could be used worldwide. In 2000, the American Association of Petroleum Geologists (AAPG), SPE and WPC jointly developed a classification system for all petroleum resources. This was followed by additional supporting documents: supplemental application evaluation guidelines (2001) and a glossary of terms utilized in Resources definitions (2005). SPE also published standards for estimating and auditing reserves 9information (revised 2007).

These definitions and the related classification system are now in common use internationally within the petroleum industry. They provide a measure of comparability and reduce the subjective nature of resources estimation. However, the technologies employed in petroleum exploration, development, production and processing continue to evolve and improve. The SPE Oil and Gas Reserves Committee works closely with other organizations to maintain the definitions and issues periodic revisions to keep current with evolving technologies and changing commercial opportunities.

The SPE PRMS document consolidates, builds on, and replaces guidance previously contained in the 1997 Petroleum Reserves Definitions, the 2000 Petroleum Resources Classification and Definitions publications, and the 2001 “Guidelines for the Evaluation of Petroleum Reserves and Resources”; the latter document remains a valuable source of more detailed background information.

These definitions and guidelines are designed to provide a common reference for the international petroleum industry, including national reporting and regulatory disclosure agencies, and to support petroleum project and portfolio management requirements. They are intended to improve clarity in global communications regarding petroleum resources. It is expected that SPE PRMS will be supplemented with industry education programs and application guides addressing their implementation in a wide spectrum of technical and/or commercial settings.

It is understood that these definitions and guidelines allow flexibility for users and agencies to tailor application for their particular needs; however, any modifications to the guidance contained herein should be clearly identified. The definitions and guidelines contained in this document must not be construed as modifying the interpretation or application of any existing regulatory reporting requirements.

The full text of the SPE PRMS Definitions and Guidelines can be viewed at:

www.spe.org/specma/binary/files/6859916Petroleum_Resources_Management_System_2007.pdf

[4]	These Definitions and Guidelines are extracted from the Society of Petroleum Engineers / World Petroleum Council / American Association of Petroleum Geologists / Society of Petroleum Evaluation Engineers (SPE/WPC/AAPG/SPEE) Petroleum Resources Management System document (“SPE PRMS”), approved in March 2007.

RESERVES

Reserves are those quantities of petroleum anticipated to be commercially recoverable by application of development projects to known accumulations from a given date forward under defined conditions.

Reserves must satisfy four criteria: they must be discovered, recoverable, commercial, and remaining based on the development project(s) applied. Reserves are further subdivided in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their development and production status. To be included in the Reserves class, a project must be sufficiently defined to establish its commercial viability. There must be a reasonable expectation that all required internal and external approvals will be forthcoming, and there is evidence of firm intention to proceed with development within a reasonable time frame. A reasonable time frame for the initiation of development depends on the specific circumstances and varies according to the scope of the project. While 5 years is recommended as a benchmark, a longer time frame could be applied where, for example, development of economic projects are deferred at the option of the producer for, among other things, market-related reasons, or to meet contractual or strategic objectives. In all cases, the justification for classification as Reserves should be clearly documented. To be included in the Reserves class, there must be a high confidence in the commercial producibility of the reservoir as supported by actual production or formation tests. In certain cases, Reserves may be assigned on the basis of well logs and/or core analysis that indicate that the subject reservoir is hydrocarbon-bearing and is analogous to reservoirs in the same area that are producing or have demonstrated the ability to produce on formation tests.

On Production

The development project is currently producing and selling petroleum to market.

The key criterion is that the project is receiving income from sales, rather than the approved development project necessarily being complete. This is the point at which the project “chance of commerciality” can be said to be 100%. The project “decision gate” is the decision to initiate commercial production from the project.

Approved for Development

A discovered accumulation where project activities are ongoing to justify commercial development in the foreseeable future.

At this point, it must be certain that the development project is going ahead. The project must not be subject to any contingencies such as outstanding regulatory approvals or sales contracts. Forecast capital expenditures should be included in the reporting entity’s current or following year’s approved budget. The project “decision gate” is the decision to start investing capital in the construction of production facilities and/or drilling development wells.

Justified for Development

Implementation of the development project is justified on the basis of reasonable forecast commercial conditions at the time of reporting, and there are reasonable expectations that all necessary approvals/contracts will be obtained.

In order to move to this level of project maturity, and hence have reserves associated with it, the development project must be commercially viable at the time of reporting, based on the reporting entity’s assumptions of future prices, costs, etc. (“forecast case”) and the specific circumstances of the project. Evidence of a firm intention to proceed with development within a reasonable time frame will be sufficient to demonstrate commerciality. There should be a development plan in sufficient detail to support the assessment of commerciality and a reasonable expectation that any regulatory approvals or sales contracts required prior to project implementation will be forthcoming. Other than such approvals/contracts, there should be no known contingencies that could preclude the development from proceeding within a reasonable timeframe (see Reserves class). The project “decision gate” is the decision by the reporting entity and its partners, if any, that the project has reached a level of technical and commercial maturity sufficient to justify proceeding with development at that point in time.

Proved Reserves

Proved Reserves are those quantities of petroleum, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under defined economic conditions, operating methods, and government regulations.

If deterministic methods are used, the term reasonable certainty is intended to express a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. The area of the reservoir considered as Proved includes:

(1)	the area delineated by drilling and defined by fluid contacts, if any, and

(2)	adjacent undrilled portions of the reservoir that can reasonably be judged as continuous with it and commercially productive on the basis of available geoscience and engineering data.

In the absence of data on fluid contacts, Proved quantities in a reservoir are limited by the lowest known hydrocarbon (LKH) as seen in a well penetration unless otherwise indicated by definitive geoscience, engineering, or performance data. Such definitive information may include pressure gradient analysis and seismic indicators. Seismic data alone may not be sufficient to define fluid contacts for Proved reserves (see “2001 Supplemental Guidelines,” Chapter 8). Reserves in undeveloped locations may be classified as Proved provided that the locations are in undrilled areas of the reservoir that can be judged with reasonable certainty to be commercially productive. Interpretations of available geoscience and engineering data indicate with reasonable certainty that the objective formation is laterally continuous with drilled Proved locations. For Proved Reserves, the recovery efficiency applied to these reservoirs should be defined based on a range of possibilities supported by analogs and sound engineering judgment considering the characteristics of the Proved area and the applied development program.

Probable Reserves

Probable Reserves are those additional Reserves which analysis of geoscience and engineering data indicate are less likely to be recovered than Proved Reserves but more certain to be recovered than Possible Reserves.

It is equally likely that actual remaining quantities recovered will be greater than or less than the sum of the estimated Proved plus Probable Reserves (2P). In this context, when probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the 2P estimate. Probable Reserves may be assigned to areas of a reservoir adjacent to Proved where data control or interpretations of available data are less certain. The interpreted reservoir continuity may not meet the reasonable certainty criteria. Probable estimates also include incremental recoveries associated with project recovery efficiencies beyond that assumed for Proved.

Possible Reserves

Possible Reserves are those additional reserves which analysis of geoscience and engineering data indicate are less likely to be recoverable than Probable Reserves.

The total quantities ultimately recovered from the project have a low probability to exceed the sum of Proved plus Probable plus Possible (3P), which is equivalent to the high estimate scenario. When probabilistic methods are used, there should be at least a 10% probability that the actual quantities recovered will equal or exceed the 3P estimate. Possible Reserves may be assigned to areas of a reservoir adjacent to Probable where data control and interpretations of available data are progressively less certain. Frequently, this may be in areas where geoscience and engineering data are unable to clearly define the area and vertical reservoir limits of commercial production from the reservoir by a defined project. Possible estimates also include incremental quantities associated with project recovery efficiencies beyond that assumed for Probable.

Probable and Possible Reserves

(See above for separate criteria for Probable Reserves and Possible Reserves.)

The 2P and 3P estimates may be based on reasonable alternative technical and commercial interpretations within the reservoir and/or subject project that are clearly documented, including comparisons to results in successful similar projects. In conventional accumulations, Probable and/or Possible Reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from Proved areas by minor faulting or other geological discontinuities and have not been penetrated by a wellbore but are interpreted to be in communication with the known (Proved) reservoir. Probable or Possible Reserves may be assigned to areas that are structurally higher than the Proved area. Possible (and in some cases, Probable) Reserves may be assigned to areas that are structurally lower than the adjacent Proved or 2P area. Caution should be exercised in assigning Reserves to adjacent reservoirs isolated by major, potentially sealing, faults until this reservoir is penetrated and evaluated as commercially productive. Justification for assigning Reserves in such cases should be clearly documented. Reserves should not be assigned to areas that are clearly separated from a known accumulation by non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results); such areas may contain Prospective Resources. In conventional accumulations, where drilling has defined a highest known oil (HKO) elevation and there exists the potential for an associated gas cap, Proved oil Reserves should only be assigned in the structurally higher portions of the reservoir if there is reasonable certainty that such portions are initially above bubble point pressure based on documented engineering analyses. Reservoir portions that do not meet this certainty may be assigned as Probable and Possible oil and/or gas based on reservoir fluid properties and pressure gradient interpretations.

Developed Reserves

Developed Reserves are expected quantities to be recovered from existing wells and facilities.

Reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor compared to the cost of a well. Where required facilities become unavailable, it may be necessary to reclassify Developed Reserves as Undeveloped. Developed Reserves may be further sub-classified as Producing or Non-Producing.

Developed Producing Reserves

Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate.

Improved recovery reserves are considered producing only after the improved recovery project is in operation.

Developed Non-Producing Reserves

Developed Non-Producing Reserves include shut-in and behind-pipe Reserves.

Shut-in Reserves are expected to be recovered from:

(1)	completion intervals which are open at the time of the estimate but which have not yet started producing,

(2)	wells which were shut-in for market conditions or pipeline connections, or

(3)	wells not capable of production for mechanical reasons.

Behind-pipe Reserves are expected to be recovered from zones in existing wells which will require additional completion work or future re-completion prior to start of production. In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

Undeveloped Reserves

Undeveloped Reserves are quantities expected to be recovered through future investments:

(1)	from new wells on undrilled acreage in known accumulations,

(2)	from deepening existing wells to a different (but known) reservoir,

(3)	from infill wells that will increase recovery, or

(4)	where a relatively large expenditure (e.g. when compared to the cost of drilling a new well) is required to:

(a)	recomplete an existing well, or

(b)	install production or transportation facilities for primary or improved recovery projects.

CONTINGENT RESOURCES

Those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations by application of development projects, but which are not currently considered to be commercially recoverable due to one or more contingencies.

Contingent Resources may include, for example, projects for which there are currently no viable markets, or where commercial recovery is dependent on technology under development, or where evaluation of the accumulation is insufficient to clearly assess commerciality. Contingent Resources are further categorized in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their economic status.

Development Pending

A discovered accumulation where project activities are ongoing to justify commercial development in the foreseeable future.

The project is seen to have reasonable potential for eventual commercial development, to the extent that further data acquisition (e.g. drilling, seismic data) and/or evaluations are currently ongoing with a view to confirming that the project is commercially viable and providing the basis for selection of an appropriate development plan. The critical contingencies have been identified and are reasonably expected to be resolved within a reasonable time frame. Note that disappointing appraisal/evaluation results could lead to a re-classification of the project to “On Hold” or “Not Viable” status. The project “decision gate” is the decision to undertake further data acquisition and/or studies designed to move the project to a level of technical and commercial maturity at which a decision can be made to proceed with development and production.

Development Unclarified or on Hold

A discovered accumulation where project activities are on hold and/or where justification as a commercial development may be subject to significant delay.

The project is seen to have potential for eventual commercial development, but further appraisal/evaluation activities are on hold pending the removal of significant contingencies external to the project, or substantial further appraisal/evaluation activities are required to clarify the potential for eventual commercial development. Development may be subject to a significant time delay. Note that a change in circumstances, such that there is no longer a reasonable expectation that a critical contingency can be removed in the foreseeable future, for example, could lead to a reclassification of the project to “Not Viable” status. The project “decision gate” is the decision to either proceed with additional evaluation designed to clarify the potential for eventual commercial development or to temporarily suspend or delay further activities pending resolution of external contingencies.

Development Not Viable

A discovered accumulation for which there are no current plans to develop or to acquire additional data at the time due to limited production potential.

The project is not seen to have potential for eventual commercial development at the time of reporting, but the theoretically recoverable quantities are recorded so that the potential opportunity will be recognized in the event of a major change in technology or commercial conditions. The project “decision gate” is the decision not to undertake any further data acquisition or studies on the project for the foreseeable future.

PROSPECTIVE RESOURCES

Those quantities of petroleum which are estimated, as of a given date, to be potentially recoverable from undiscovered accumulations.

Potential accumulations are evaluated according to their chance of discovery and, assuming a discovery, the estimated quantities that would be recoverable under defined development projects. t is recognized that the development programs will be of significantly less detail and depend more heavily on analog developments in the earlier phases of exploration.

Prospect

A project associated with a potential accumulation that is sufficiently well defined to represent a viable drilling target.

Project activities are focused on assessing the chance of discovery and, assuming discovery, the range of potential recoverable quantities under a commercial development program.

Lead

A project associated with a potential accumulation that is currently poorly defined and requires more data acquisition and/or evaluation in order to be classified as a prospect.

Project activities are focused on acquiring additional data and/or undertaking further evaluation designed to confirm whether or not the lead can be matured into a prospect. Such evaluation includes the assessment of the chance of discovery and, assuming discovery, the range of potential recovery under feasible development scenarios.

Play

A project associated with a prospective trend of potential prospects, but which requires more data acquisition and/or evaluation in order to define specific leads or prospects.

Project activities are focused on acquiring additional data and/or undertaking further evaluation designed to define specific leads or prospects for more detailed analysis of their chance of discovery and, assuming discovery, the range of potential recovery under hypothetical development scenarios.

RESOURCES CLASSIFICATION

PROJECT MATURITY